                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)1

                         AMBASSADORS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   023178 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 2, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          Note.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                     Page 2 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,474,095 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,474,095 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,474,095 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                     Page 3 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,236,630 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,236,630 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,236,630 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                     Page 4 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                237,465 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                237,465 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     237,465 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                     Page 5 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                237,465 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                237,465 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     237,465 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                     Page 6 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                237,465 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                237,465 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     237,465 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                     Page 7 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,474,095 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,474,095 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,474,095 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                     Page 8 of 13 Pages
-----------------------                                    ---------------------

          The  following  constitutes  Amendment  No. 7  ("Amendment  No. 7") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 7, the Schedule 13D remains in full force and effect.

Item 2 is hereby amended in its entirety to read as follows:

          This  Schedule  13D is  filed  by MLF  Partners,  L.P.  ("MLFP"),  MLF
Investments,   LLC  ("MLFI"),   MLF  Offshore  Portfolio  Company,   L.P.  ("MLF
Offshore"),  MLF Cayman GP, Ltd. ("MLF Cayman"),  MLF Capital  Management,  L.P.
("MLF  Capital")  and Matthew L.  Feshbach,  who act as a group with  regards to certain aspects of shares of Common Stock.

          MLFP is a limited partnership organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFP is private  investment consulting.  MLFI is a limited liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment  consulting  and acting as the  general  partner of MLFP.  MLFP's and
MLFI's business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.
The general partner of MLFP is MLFI.

          MLF Offshore is a limited partnership organized and existing under the laws of the Cayman  Islands.  The principal  business of MLF Offshore is private investment consulting.  MLF Cayman is a corporation organized and existing under the laws of the Cayman Islands.  The principal business of MLF Cayman is private investment  consulting  and acting as the general  partner of MLF Offshore.  MLF
Capital is a limited  partnership  organized and existing  under the laws of the
Cayman  Islands.   MLF  Capital's   principal  business  is  private  investment
consulting and acting as the manager of MLF Cayman. The business address of each of MLF  Offshore,  MLF  Cayman and MLF  Capital is c/o Bank of Bermuda  (Cayman)
Limited, 6 Front Street, Hamilton, HM11, Bermuda. MLFI is the Investment Manager
of MLF Offshore.

          Matthew L. Feshbach  (together  with MLFP,  MLFI,  MLF  Offshore,  MLF
Cayman and MLF Capital, the "Reporting Persons") is an individual whose business address is 2401 West Bay Drive,  Suite 124, Largo,  Florida 33770. His principal occupation  is managing  member of MLFI and as  President  of MLF  Capital.  Mr.
Feshbach is a United States citizen.

          During the last five years,  none of MLFP,  MLFI,  MLF  Offshore,  MLF
Cayman, MLF Capital or Mr. Feshbach has been convicted in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).  In addition, during the last five years, none of MLFP, MLFI, MLF Offshore, MLF Cayman, MLF Cayman or Mr.
Feshbach  has  been  a  party  to  a  civil   proceeding   of  any  judicial  or
administrative body of competent  jurisdiction as a result of which it or he was or is subject to a judgment,  decree, or final order enjoining future violations of,  or  prohibiting  or  mandating  activities  subject  to,  federal  or state securities laws or finding any violation with respect to such laws.

            Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

          As of January 29, 2004, MLFP  beneficially  owned 1,236,630  shares of
Common Stock.  Each of MLFI and Mr. Feshbach may be deemed to  beneficially  own the  shares of  Common  Stock  beneficially  owned by MLFP.  The  funds  used to purchase  such shares of Common  Stock came from the working  capital and margin borrowings under usual terms and conditions of MLFP. Such shares of Common Stock were accumulated  through purchases made on the open market and contributions by its partners at an aggregate  cost of  approximately  $13,731,969.53  (including brokerage commissions).

          As of January 29, 2004, MLF Offshore beneficially owned 237,465 shares of Common Stock. MLFI, Mr. Feshbach, MLF Cayman and MLF Capital may be deemed to beneficially  own the shares of Common  Stock owned by MLF  Offshore.  The funds used to purchase  such shares of Common  Stock came from the working  capital of
MLF Offshore or transfers to and among the Reporting Persons. The aggregate cost

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                     Page 9 of 13 Pages
-----------------------                                    ---------------------

of such shares of Common Stock is approximately $2,458,007.53.

      Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5. Interests in Securities in the Issuer.

          (a) Each of MLFI and Mr. Feshbach  beneficially  owns 1,474,095 shares of  Common  Stock or 14.8% of the  shares  of  Common  Stock  outstanding.  MLFP beneficially  owns  1,236,630  shares of Common  Stock or 12.4% of the shares of
Common  Stock  outstanding.  Each of MLF  Offshore,  MLF Cayman and MLF  Capital
beneficially owns 237,465 shares of Common Stock or 2.4% of the shares of Common
Stock outstanding.  The aggregate  percentage of shares of Common Stock reported owned by each person named herein is based upon 9,956,381 shares of Common Stock outstanding as of October 15, 2003 (as disclosed in the Issuer's  report for the quarter ended September 30, 2003 on Form 10-Q).

          (b) Each of MLFI and Mr. Feshbach shares the power to vote and dispose or to direct the vote and  disposition of 1,474,095  shares of Common Stock,  or
14.8% of the shares of Common Stock outstanding.

          MLFP  shares  the power to vote or to direct the vote and the power to dispose or to direct the  disposition  of 1,236,630  shares of Common Stock,  or
12.4% of the shares of Common Stock outstanding.

          Each of MLF Offshore,  MLF Cayman and MLF Capital  shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of  237,465  shares  of Common  Stock,  or 2.4% of the  shares  of Common  Stock outstanding.

      Item 5(c) is hereby amended to include the following:

          (c) Schedule A hereto lists the  transactions  effected by each of the
Reporting  Persons within the past 60 days from the filing of this Amendment No.
7. Certain  transactions  were  effected  through open market  purchases and the balance were transfers to or among the Reporting Persons.

      Item 6 is hereby amended to include the following:

Item 6. Material Contracts.

          MLFI  entered  into  an  investment   management  agreement  with  MLF
Offshore.  The investment  management agreement provides that MLFI has the right to make  investment  decisions  with  respect  to the  shares  of  Common  Stock beneficially  held by MLF  Offshore,  including,  but not limited to, voting and disposition of such shares.

      Item 7 is hereby amended in its entirety to read as follows:

Item 7. Material to Be Filed as Exhibits.

          Exhibit No. 1 - Agreement to File Joint Schedule 13D dated January 30,
2004 by and among MLFI,  MLFP,  MLF  Offshore,  MLF Cayman,  MLF Capital and Mr.
Feshbach.

             [The remainder of this page was purposely left blank.]

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                    Page 10 of 13 Pages
-----------------------                                    ---------------------
                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: January 30, 2004

                                                 /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 MATTHEW L. FESHBACH

                                               MLF INVESTMENTS, LLC

                                               By:  /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name: Matthew L. Feshbach
                                                 Title: Managing Member

                                               MLF PARTNERS, L.P.

                                               By: MLF Investments, LLC,
                                                   General Partner

                                               By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name: Matthew L. Feshbach
                                                 Title: Managing Member

                                               MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                               By: MLF Cayman GP, Ltd.
                                                   Title: General partner

                                               By: MLF Capital Management, L.P.
                                                   Sole shareholder

                                               By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name: Matthew L. Feshbach
                                                 Title: President

                                               MLF CAYMAN GP, LTD.

                                               By: MLF Capital Management, L.P.
                                                   Sole shareholder

                                               By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name: Matthew L. Feshbach
                                                 Title: President

                                               MLF CAPITAL MANAGEMENT, L.P.

                                               By: /s/ Matthew L. Feshbach
                                                 -------------------------------
                                                 Name: Matthew L. Feshbach
                                                 Title: President

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                    Page 11 of 13 Pages
-----------------------                                    ---------------------

                                   SCHEDULE A

       TRANSACTIONS IN THE SHARES OF COMMON STOCK WITHIN 60 DAYS FROM THE
               FILING OF THIS AMENDMENT NO. 7 TO THE SCHEDULE 13D

A.   Transactions by MLF Partners, L.P.

   Shares of Common Stock                                        Date of
   Purchased/Transferred             Price Per Share ($)    Purchase/Transfer
   ---------------------             -------------------    -----------------

           9,300                             12.93             1/23/04
          10,700                             12.91             1/22/04
           9,000                             12.80             1/16/04
         294,894                            N/A (1)            1/16/04
           3,000                             12.81             1/15/04
             130                            N/A (2)             1/2/04
         237,335                            N/A (2)             1/2/04

B.   Transactions by the Managed Account

   Shares of Common Stock                                       Date of
   Purchased/Transferred             Price Per Share ($)   Purchase/Transfer
   ---------------------             -------------------   -----------------

     294,894                             N/A (1)               1/16/04
       4,300                              12.76                1/14/04
         700                              12.59                1/13/04
      10,000                              12.58                 1/8/04
       7,300                              12.42                 1/7/04

C.   Transactions by the MLF Offshore Company, L.P.

   Shares of Common Stock                                  Date of Receipt of
        Transferred                  Price Per Share ($)        Transfer
   ---------------------             -------------------    ----------------

          130                            N/A (2)                1/2/04
      237,335                            N/A (2)                1/2/04

(1)  These  shares  were  deemed  transferred  from an  account  managed  by MLF
     Investments LLC to MLF Partners, L.P.
(2)  These  shares  were  deemed  transferred  from MLF  Partners,  L.P.  to MLF
     Offshore Company L.P.

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                    Page 12 of 13 Pages
-----------------------                                    ---------------------

                                    EXHIBIT 1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

          Pursuant to Regulation Section  240.13d-1(k)(1)  promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Ambassadors International Inc., and that such statement shall be filed on behalf of each of them.

          This Agreement may be executed in any number of counterparts,  each of which shall be deemed an original.

Dated: January 30, 2004

                                             /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            MATTHEW L. FESHBACH

                                            MLF INVESTMENTS, LLC

                                            By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name: Matthew L. Feshbach
                                               Title: Managing Member

                                            MLF PARTNERS, L.P.

                                            By: MLF Investments, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name: Matthew L. Feshbach
                                               Title: Managing Member

                                            MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                            By: MLF Cayman GP, Ltd.
                                                Title: General partner

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name: Matthew L. Feshbach
                                               Title: President

                                            MLF CAYMAN GP, LTD.

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name: Matthew L. Feshbach
                                               Title: President

-----------------------                                    ---------------------
CUSIP No. 023178 10 6                 13D                    Page 13 of 13 Pages
-----------------------                                    ---------------------

                                            MLF CAPITAL MANAGEMENT, L.P.

                                            By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name: Matthew L. Feshbach
                                                Title: President